Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Nine Months Ended
	September 30,
	2006	2005
Income before income taxes	$1,842.5	$1,649.2

Fixed Charges:
Interest and amortization on indebtedness	60.5	62.9
Portion of rents representative of the interest factor	17.2	9.3

Total fixed charges	77.7	72.2

Interest capitalized, net of amortized interest	(1.6)	(.4)

Total income available for fixed charges	$1,918.6	$1,721.0

Ratio of earnings to fixed charges	24.7	23.8